Management's discussion and analysis (“MD&A”) of the consolidated operating results and financial condition of Metallica Resources Inc. (the “Company”) for the three and six months ended June 30, 2007 and 2006 has been prepared based on information available to the Company as of August 1, 2007.  MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three and six months ended June 30, 2007 and 2006, and in conjunction with MD&A for the year ended December 31, 2006.  The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies.  The accounting policies have been consistently followed in preparation of the consolidated financial statements except that the Company has adopted the guidelines governed by the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 1530 – “Comprehensive Income” and 3855 – “Financial Instruments – Recognition and Measurement”, which became effective for the Company on January 1, 2007 and requires the Company to disclose comprehensive income and its components.  All dollar amounts referred to in this discussion and analysis are expressed in United States dollars unless otherwise noted.

Overview

Construction of the Company's Cerro San Pedro gold and silver mine in Mexico was substantially completed in April 2007.  Construction activities that are ongoing include cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects.  The processing plant facilities were tested, which included three doré pours totaling 365 ounces of gold and 9,221 ounces of silver, and determined to be operational at the end of April 2007.  The Company declared commencement of commercial production on May 1, 2007.  The Company's results from operations for the current quarter differ from preceding periods as the Company is now realizing revenue from operations.

As of August 1, 2007, approximately 2.7 million tonnes of ore had been placed on the leach pad containing an estimated 52,750 and 2,758,660 ounces of gold and silver, respectively. These ore tonnes are predominately limestones, which have the lowest recovery rates of all the Cerro San Pedro ore types.  Gold and silver production has totaled 5,703 ounces of gold and 104,919 ounces of silver, respectively.

The Company is also advancing a copper-gold exploration project in Chile and is pursuing various other exploration projects in the Americas.

Financial Results of Operations

Second Quarter 2007 Compared to Second Quarter 2006

The Company reported a loss of $0.5 million ($0.01 per share) for the three months ended June 30, 2007.  The loss in 2007 principally resulted from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007.  There were no operations in 2006.

Gold and silver sales in the current period totaled $1.8 million and $0.7 million, respectively.  The Company sold 2,765 ounces of gold and 53,881 ounces of silver at an average realized price per ounce of $655.82 and $13.32, respectively.  Cost of sales totaled $3.0 million in the current period and exceeded metal sales due to the start-up nature of operations.  There were no metal sales in the preceding period.

Depreciation and amortization in the current period of $0.1 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expense increased by $0.4 million in the current period to $1.7 million.  The increase resulted from additional payroll costs and director fees totaling $0.2 million.  This was principally due to salary increases, performance bonuses and the hiring of additional employees as a result of the Company's transition from an exploration company to a gold and silver producer.  Other cost increases included approximately $0.1 million for tax planning and legal expenses relating to foreign subsidiaries, and a $0.1 million increase in stock compensation expense.

Exploration and business development expense increased by $0.1 million in the current period to $0.3 million.  The increase generally resulted from current period expenditures totaling $0.1 million to acquire an option to purchase the Liberty Bell gold project in Alaska.

Foreign exchange gain in the current period was $1.7 million as compared to a gain of $1.2 million in the preceding period.  The increase in foreign exchange gain in the current period resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006.  The Company held Canadian dollar cash balances totaling Cdn$20.9 million at June 30, 2007 and Cdn$22.9 million at June 30, 2006.

Year to Date 2007 Compared to Year to Date 2006

The Company reported a loss of $1.3 million ($0.01 per share) for the six months ended June 30, 2007.  The loss in 2007 principally results from the Company not yet reaching planned production levels due to commencement of operations on May 1, 2007.  There were no operations in 2006.

Gold and silver sales during the six months ended June 30, 2007 totaled $1.8 million and $0.7 million, respectively.  Sales consisted of 2,765 ounces of gold and 53,881 ounces of silver at an average realized price per ounce of $655.82 and $13.32, respectively.  Cost of sales totaled $3.0 million in the current period and exceeded metal sales due to the start-up nature of operations.  There were no metal sales in the preceding period.

Depreciation and amortization in the current period of $0.1 million was due to amortization of Cerro San Pedro mine development costs beginning May 1, 2007.

General and administrative expenses increased by $0.8 million in the current period to $2.7 million.  The increase resulted from additional payroll costs and director fees totaling $0.4 million, and was principally due to salary increases, performance bonuses and the hiring of additional employees as a result of the Company's transition from an exploration company to a gold and silver producer.  Other cost increases included approximately $0.1 million for tax planning and legal expenses relating to foreign subsidiaries, and a $0.3 million increase in stock compensation expense.

Exploration and business development expense increased by $0.2 million in the current period to $0.4 million.  The increase generally resulted from second quarter expenditures totaling $0.1 million to acquire an option to purchase the Liberty Bell gold project in Alaska, and performance bonuses for exploration employees totaling $0.1 million.

Restricted stock unit (“RSU”) expense increased from $0.1 million in the preceding period to $0.3 million in the current period.  The $0.2 million increase in the current period primarily resulted from an increase in the RSU liability due to a greater strengthening of the Canadian dollar relative to the U.S. dollar at June 30, 2007 as compared to December 31, 2006, versus the comparable preceding period.  In addition, 183,700 RSUs were granted in May 2007 for a total of 553,700 RSUs outstanding at June 30, 2007.  Settlement of RSUs will be made in Canadian dollars.  RSU expense is recorded over the vesting period.

Foreign exchange gain in the current period was $1.8 million as compared to a gain of $1.2 million in the preceding period.  The $0.6 million increase in foreign exchange gain for the six months ended June 30, 2007 resulted from holding Canadian dollar cash balances and a greater strengthening of the Canadian dollar relative to the U.S. dollar in 2007 as compared to 2006.  The Company held Canadian dollar cash balances totaling Cdn$20.9 million at June 30, 2007 and Cdn$22.9 million at June 30, 2006.

Summary of Quarterly Results (000's, except per share data)

	2007		2006
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Total revenues	$2,531	$--	$--	$--
Net income (loss)	$(501)	$(757)	$(2,168)	$(605)
Basic net income (loss) per share	$(0.01)	$(0.01)	$(0.03)	$(0.01)
Diluted net income (loss) per share	$(0.01)	$(0.01)	$(0.03)	$(0.01)

	2006		2005
	Second Quarter	First Quarter	Fourth Quarter	Third Quarter
Total revenues	$--	$--	$--	$--
Net income (loss)	$9	$(367)	$15	$9,664
Basic net income (loss) per share	$0.00	$0.00	$0.00	$0.12
Diluted net income (loss) per share	$0.00	$0.00	$0.00	$0.12

The quarterly net income (loss) volatility for 2006 was primarily attributable to holding large cash balances in Canadian dollars and high fluctuations in the Canadian dollar/U.S. dollar exchange rate.  Net foreign exchange gains (losses) totaled ($0.1 million), $1.2 million, $0.2 million and ($0.7 million) for the first, second, third and fourth quarters of 2006, respectively.  In addition, the fourth quarter of 2006 reflected a write-down of mineral properties, plant and equipment totaling $0.4 million, and $0.2 million for restricted stock unit expense due principally to an increase in the Company's share price from Cdn$3.40 at September 30, 2006 to Cdn$4.60 at December 31, 2006.

The high quarterly net income (loss) volatility for 2005 was also attributable to holding large cash balances in Canadian dollars and high fluctuations in Canadian dollar/U.S. dollar exchange rates.  Net foreign exchange gains totaled $1.6 million and $0.2 million for the third and fourth quarters of 2005, respectively.  In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.4 million as a result of a $10.0 million earn-in payment by Xstrata with respect to the El Morro project.

Liquidity and Capital Resources

The Company had $27.6 million of cash and cash equivalents at June 30, 2007.  The Company believes that it has sufficient cash to fund its needs until it generates positive cash flow from operations in the second half of 2007.

The Company's cash balances decreased from $44.8 million at December 31, 2006 to $27.6 million at June 30, 2007.  Cash flows spent on operating activities in 2007 totaled $6.5 million, which principally related to an increase in inventory totaling $5.9 million.  Cash flows spent on investing activities in 2007 totaled $11.5 million and principally related to construction of the leach pads and process plant facilities, as well as other mine development activities at the Cerro San Pedro project.  Cash flows received from financing activities totaled $0.9 million and primarily resulted from the exercise of 453,800 stock options during 2007.

The Company had working capital of $30.2 million at June 30, 2007 as compared to working capital of $42.1 million at December 31, 2006.  The $11.9 million decrease in working capital primarily resulted from $12.6 million of additions to mineral properties, plant and equipment for construction, development and exploration activities at the Cerro San Pedro and Rio Figueroa projects.

Outstanding Share Data

As of August 1, 2007, the Company had issued one class of common shares and had a total of 92,466,301 shares outstanding.  The Company had two groups of common share purchase warrants outstanding:  1) 19,247,850 warrants, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008, and 2) 3,835,250 warrants, each of which is exercisable for one common share at an exercise price of Cdn$5.50 through December 20, 2009.  Stock options outstanding as of August 1, 2007 totaled 3,155,434, each of which is exercisable for one common share at prices ranging from Cdn$1.20 to Cdn$5.10 per share.

Use of Estimates

Inventory

The amount of gold and silver in the ore on leach pad is measured by estimating the number of tonnes delivered to the leach pad, the number of contained ounces based on assay data and the estimated recoverable ounces based on metallurgical data.  Although the quantities of recoverable gold and silver placed on the leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  The ultimate recovery of gold and silver from the leach pad will not be known until the leaching process has concluded.

Internal Controls over Financial Reporting

The Company is transitioning from a minerals exploration company to a mine operating company.  As a result, the Company has adopted new internal controls over financial reporting with respect to new business processes relating to inventory, sales and cost of sales.  There have been no changes made that have materially affected, or are reasonably likely to materially affect, the Company's previously existing internal controls over financial reporting.

Disclosure Controls

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company is communicated to the Company's certifying officers.  The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls and procedures as of June 30, 2007 and have concluded that these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made available to them.

Corporate Outlook

Ongoing construction activities at the Cerro San Pedro project include cells two and three of the phase one leach pad, installation of additional pumps to increase processing plant throughput capacity and other miscellaneous projects.  It is anticipated that these construction activities will be completed by the end of 2007 at a cost of approximately $5.6 million.  Completion of leach pad cells two and three, which was originally scheduled for July 2007, has been impacted by abnormally high amounts of rain along the Gulf of Mexico's coastal region.  Cells two and three are now scheduled for completion in the third and fourth quarter of 2007, respectively.  The mine is currently operating at, or near, full production rates.  The processing plant is expected to achieve full production levels by the end of 2007, as well as the forecasted production levels for 2007 of 40,000 ounces of gold and 950,000 ounces of silver.

On June 19, 2007, the Company terminated its mining contract with Washington Group Latin America, Inc. (“WGLA”) under which WGLA had served as the mining contractor for the Company's Cerro San Pedro project.  The Company received notice from WGLA in July 2007 for $14.9 million of claims that WGLA alleges the Company owes it for termination and demobilization fees, and other charges under the mining contract.  Approximately $10.2 million of these claims have been submitted to arbitration for resolution.  Approximately $4.2 million of the remaining $4.7 million of claims will also likely be submitted to arbitration for resolution.  The Company disputes all but approximately $0.5 million of WGLA's $14.9 million claim.  The outcome of the arbitration proceedings, which will take place in Denver, Colorado, cannot be assessed.

In late June 2007, the Company entered into a rental agreement with a local contractor to provide the mining equipment for the project.

Xstrata Plc. (“Xstrata”), the Company's joint venture partner on the El Morro project, is required to provide the Company with a feasibility study on the project by September 2007.  The exploration agreement with Xstrata requires that Xstrata pay the full cost of the feasibility study.  Work on Xstrata's bulk sampling and 8,000-meter drilling program has been suspended due to abnormally high amounts of snowfall at the project site.  Xstrata intends to continue work on this program when snow levels subside.

The exploration agreement also requires that any future costs relating to exploration work on the El Morro project be shared in accordance with each partner's ownership interest of 70% for Xstrata and 30% for the Company.  Xstrata and the Company have agreed to perform drilling and other exploration activities on the El Morro project totaling approximately $1.2 million.  The Company will be responsible for 30% of the cost of this program.  Work on this project is expected to begin towards the end of 2007.

The Company recently completed a 3,268-meter drilling program at its Rio Figueroa copper-gold project in Chile.  Trenching and sampling at two new target areas are underway with the objective of conducting additional drilling in late 2007 or early 2008.

Risk Factors

The discovery, development and acquisition of mineral properties are in many instances unpredictable events and involve numerous risks, including those described under the heading “Item 3.  Key Information -- D) Risk Factors” in the Company's latest Annual Report on Form 20-F.  In addition, as a result of the Company's transition from an exploration company to a gold and silver producer, the Company is subject to additional risks including, among others, risks associated with the operation of a mine, such as uncertainty concerning the Company's ability to hire and retain qualified personnel, risks of labor disruptions, power outages, landslides, flooding, encountering unexpected geologic formations or unanticipated variations in grade, uncertainty concerning the Company's ability to obtain suitable machinery, equipment and parts, metallurgical and other processing problems, mechanical equipment performance problems, occurrence of accidents, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.  The Company has prepared estimates, and relies on the estimates of consultants and management, of future production, schedules and cash and total costs in respect of its Cerro San Pedro mine.  There is no assurance that such estimates will be achieved.  Actual production from the Cerro San Pedro mine may vary from such estimates for a variety of reasons such as the actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics, as well as the foregoing risks associated with the operation of a mine.

The Company's functional currency is the U.S. dollar, whereas the Company's primary operations are located in Mexico where most of its obligations and disbursements are denominated in Mexican pesos.  The Company has not entered into any hedging activity for foreign currency risk with respect to the Mexican peso.

The Company's activities are subject to various governmental laws and regulations relating to the protection of the environment.  Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

The Company has been notified of various lawsuits and legal actions that have been filed against governmental agencies by a group of project opponents seeking nullification of various permits and licenses that have been granted to the Company with respect to its Cerro San Pedro project.  Various lawsuits and legal actions have been filed by members of this group (“Project Opponents”) over the past four years. Those lawsuits that have had final rulings have all been resolved in favor of the various governmental agencies.  In the event of an adverse ruling from any of the unresolved lawsuits, the Company may be forced to suspend or cease project construction or operating activities.

As required by an earlier court order in 2005, the Mexican governmental agency that issued the Environmental Authorization for the Company's Cerro San Pedro project was required to revise that Environmental Authorization in order for it to conform with current environmental and other laws.  The Environmental Authorization is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States.  The Company received a new Environmental Authorization in April 2006.  The Company has been informed that the Project Opponents have filed a lawsuit alleging that the new Environmental Authorization does not conform with the requirements of the court order.  In the event of an adverse ruling from this lawsuit, the Company's operations may be negatively impacted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934 and applicable Canadian securities legislation, and are intended to be subject to the safe harbor protection of those provisions.  All statements, other than statements of historical facts, included in this document and in press releases and public statements by our officers or representatives, that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future, are forward-looking statements, including, but are not limited to, those relating to the Company's transition from an exploration company to a gold and silver producer, projections of production and scheduling, cash and total costs, start-up of any new project, results of exploration efforts, status of required permits from governmental and regulatory authorities, status of lawsuits filed against governmental agencies including lawsuits filed by Project Opponents with respect to the Company's Cerro San Pedro project, and any other information about the future business and prospects of the Company.  In certain cases, forward-looking statements can be identified by the use of words such as “could”, “expect”, “believe”, “estimate”, “anticipate”, “project” and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described above as well as those set forth under the heading “Item 3.  Key Information -- D) Risk Factors” in the Company's latest Annual Report on Form 20-F.  These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's recent transition from an exploration company to a gold and silver producer including, among others, risks associated with the operation of a mine and risks that could affect the Company's ability to achieve estimated production, schedules and cash and total costs with respect to its Cerro San Pedro mine, such as those described under “Risk Factors” above; risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; uncertainty of mineral reserve and resource estimates; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; permitting requirements; risks of liability for environmental damage; risks relating to legal proceedings; and risks associated with international business operations. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required under applicable securities laws.